

July 3, 2013

Via E-mail
Ralph W. Babb, Jr.
Chairman, President and Chief Executive Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, TX 75201

      Re: Comerica Incorporated
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 19, 2013
               File No. 001-10706

Dear Mr. Babb:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 13

Competitive product and pricing pressures among financial institutions within Comerica's markets may change, page 17

1.   Please identify any factors that impair your ability to compete on the basis of products and pricing. For example, have new regulations applying to financial institutions with more than $50 billion in assets negatively impacted your ability to compete with smaller banks not subject to the regulations or larger banks that are better able to absorb the costs?

Definitive Proxy Statement on Schedule 14A filed March 12, 2013

Compensation of Executive Officers, page 22

Compensation Discussion and Analysis, page 22

2.   We note your disclosure that individual awards are based on operational performance and achievement of strategic goals. Additionally, you disclose that performance goal scorecards consider strategic initiatives, among other things. Please describe the strategic initiatives and the extent to which they were met. If each NEO's performance scorecard included different strategic initiatives, you should separately describe each NEO's initiatives and the extent to which they were met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director